| OMB APPROVAL | |
|---|---|
| OMB Number | 3235-0123 |
| Expires | November 30, 2026 |
| Estimated avg burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-39613 |

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE

### Information Required of Brokers and Dealers Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITIZENS JMP Securities. LLC

**TYPE OF REGISTRANT (check all applicable boxes):**
☑ **Broker-dealer**   ☐ **Security-based swap dealer**   ☐ **Major security-based swap participant**
☐ **Check here if respondent is also an OTC derivatives dealer**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**101 California Street, Suite 1700**
**San Francisco, CA 94111**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
**Raymond Jackson (415) 835-3979**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Deloitte & Touche LLP**
**115 Federal Street, Winthrop Center Floors 12-15**
**Boston, Massachusetts 02110**
**PCAOB Registration Date and Number: 10/20/03   #34**

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See section 240.17a-5(e)(1)(ii).

**CITIZENS JMP SECURITIES, LLC**
**(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)**

## OATH OR AFFIRMATION

I, **Raymond Jackson**, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Citizens JMP Securities, LLC. as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSHUA HAMILTON
Notary Public, State of Texas
Comm. Expires 11-04-2028
Notary ID 126714732

Signature

CHIEF FINANCIAL OFFICER
Title

This filing** contains (check all applicable boxes):
- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

---

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**CITIZENS JMP SECURITIES, LLC**
**(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)**

## TABLE OF CONTENTS

CITIZENS JMP SECURITIES, LLC


(SEC I.D. No. 8-39613)


STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******


Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**



Deloitte & Touche LLP
115 Federal Street
Boston, MA 02110
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Member of Citizens JMP Securities, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citizens JMP Securities LLC (the "Company"), a wholly owned indirect subsidiary of Citizens Financial Group, Inc., as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

February 20, 2025

We have served as the Company's auditor since 2016.

**CITIZENS JMP SECURITIES, LLC**
**(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2024**
**(IN THOUSANDS)**

**ASSETS**

| | | |
|---|---|---:|
| Cash, cash equivalents and restricted cash | $ | 239,744 |
| Goodwill | | 94,084 |
| Fees receivable | | 18,874 |
| Investment securities owned, at fair value | | 12,963 |
| Operating lease right-of-use asset | | 5,395 |
| Intangible assets - net of accumulated amortization of $9,369 | | 2,521 |
| Deferred taxes, net | | 1,105 |
| Premises and equipment - net of accumulated depreciation of $3,361 | | 857 |
| Income taxes receivable | | 531 |
| Prepaid and other assets | | 2,517 |
| **TOTAL ASSETS** | $ | 378,591 |

**LIABILITIES AND MEMBER'S EQUITY**

LIABILITIES:

| | | |
|---|---|---:|
| Subordinated debt with Parent | $ | 150,000 |
| Accrued incentive compensation | | 43,646 |
| Payable to clearing organization | | 13,442 |
| Operating lease liability | | 5,813 |
| Income taxes payable to Affiliates | | 5,585 |
| Investment securities sold but not yet purchased, at fair value | | 414 |
| Interest payable on subordinated debt with Parent | | 42 |
| Accrued expenses and other liabilities | | 30,468 |
| **TOTAL LIABILITIES** | | 249,410 |

MEMBER'S EQUITY:

| | | |
|---|---|---:|
| Additional paid in capital | | 53,061 |
| Retained earnings | | 76,120 |
| **TOTAL MEMBER'S EQUITY** | | 129,181 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 378,591 |

See accompanying notes to Statement of Financial Condition.

(Amounts in thousands)

## 1. NATURE OF OPERATIONS

Citizens JMP Securities, LLC (the "Company" or "CJMPS") is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA as an introducing broker-dealer and does not hold customer funds or customer securities. CJMPS is a wholly-owned indirect subsidiary of Citizens Financial Group, Inc. ("CFG", or "Parent"), and provides equity research, institutional brokerage, investment banking and advisory services related to merger & acquisitions ("M&A"), capital raises, and financial & strategic advisory. The Company is also engaged in underwriting, dealing and trading corporate debt obligations for institutional clients. CJMPS clears all securities transactions on a fully disclosed basis through third-party clearing brokers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation and Use of Estimates**
The financial statement includes the accounts of the Company and is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

The preparation of the financial statement in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash, Cash Equivalents and Restricted Cash**
The Company considers highly liquid investments with an original maturity date of 90 days or less to be cash equivalents. At December 31, 2024, cash, cash equivalents and restricted cash was $239,744, which included $39,880 of U.S. Treasury securities, $192,930 of cash at a clearing organization, $6,184 of operating cash and $750 of restricted cash.

Restricted cash represents cash kept on deposit with the clearing organization. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing organization if the minimum cash deposit is not maintained.

**Securities Transactions**
Securities owned and securities sold, but not yet purchased are recorded on a trade date basis and marked at fair value.

**Fees Receivable**
Fees receivable include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Investment banking fees receivable which are deemed to be uncollectible are charged off and deducted from the allowance. There was no allowance for doubtful account related to investment banking fees receivable as of December 31, 2024.

**Receivable from Clearing Brokers**
The Company clears customer transactions through other broker-dealers on a fully disclosed basis. Included in receivables from clearing brokers are (i) commissions related to securities transactions generated in December 2024 and paid in January 2025, net of clearing costs, (ii) cash on deposit of $750 with the Company's clearing brokers and (iii) net receivable arising from unsettled trades.

(Amounts in thousands)

## 3. RELATED PARTY TRANSACTIONS

The Company has entered into service agreements with its affiliates Citizens Bank, National Association ("CBNA") and CFG (collectively, the "Affiliates"). The Affiliates provides support services to the Company and allocate direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of the bank personnel providing services to the Company, including finance, human resources, technology, risk, audit, and facilities. The Company had outstanding payables of $5,627 due to Affiliates as of December 31, 2024.

The Company has a subordinated credit facility with CFG. The facility was refinanced on September 15, 2022 increasing the borrowing limit to $210,000. The subordinated loan drawn on this credit facility matures on September 15, 2025 and bears interest at 5.03% per annum.

The Company maintains three checking accounts with CBNA and cash held was $6,184 as of December 31, 2024.

## 4. GOODWILL AND INTANGIBLE ASSETS

Goodwill is the purchase premium associated with the acquisition of a business and is assigned to reporting units at the acquisition date. A reporting unit is a business operating segment or a component of a business operating segment. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill. The entire goodwill balance is allocated to one reporting unit, M&A and Financial Advisory.

Goodwill is not amortized but is subject to an annual impairment test. The Company reviews goodwill for impairment annually as of October 1, or more often if events or circumstances indicate that it is more likely than not that the fair value of one or more reporting unit is below its carrying value. The goodwill impairment analysis involves comparing the reporting unit’s fair value to its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, applicable goodwill is deemed not impaired. If the carrying value of the reporting unit exceeds fair value, an impairment loss is recognized for the excess, establishing a new basis in the goodwill. The goodwill impairment recognized cannot exceed the carrying value of goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

The fair values of the Company’s reporting unit are determined using a combination of income and market-based approaches. The Company relies on several assumptions to estimate the fair value of its reporting unit under the income-based approach including discount rate, income tax and capital retention rates.

Other intangible assets are recognized separately from goodwill if the asset arises as a result of contractual rights or if the asset is capable of being separated or sold, transferred or exchanged. These assets, which are also subject to annual evaluation for impairment, are amortized on a straight-line basis over periods ranging from two to five years. Through the Company's acquisition activity since inception, referral networks and a customer list have been acquired and recorded as intangible assets.

CITIZENS JMP SECURITIES, LLC
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(Amounts in thousands)

The following table summarizes the intangible assets as of December 31, 2024:

| Acquisitions: | Original expected useful life | December 31, 2024 | | |
| --- | --- | --- | --- | --- |
| | | Gross carrying value | Accumulated amortization | Net |
| Referral networks | 5 years | $ 6,179 | $ 3,751 | $ 2,428 |
| Customer list | 5 years | 5,455 | 5,455 | — |
| **Other:** | | | | |
| Software | 5 years | 256 | 163 | $ 93 |
| Total: | | $ 11,890 | $ 9,369 | $ 2,521 |

No impairments of goodwill or intangible assets were recorded for the year ended December 31, 2024.

## 5. PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically five to ten years.   Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

| | December 31, 2024 |
| --- | --- |
| Premises | $ 3,209 |
| Equipment | 1,009 |
| Total premises and equipment | 4,218 |
| Less: accumulated depreciation | (3,361) |
| Premises and equipment, net | $ 857 |

## 6. LEASES

The Company determines if an arrangement is a lease at inception.  At commencement, the Company recognizes a right-of-use asset and a corresponding lease liability based on the present value of the lease payments over the non-cancelable lease term.  A right-of-use asset represents the value of the Company's contractual right to use an underlying leased asset and a lease liability represents the Company's contractual obligation to make payments on the same underlying leased asset.  As the Company's lease does not specify an implicit rate, the Company uses the incremental borrowing rate based on information available at the lease commencement date to determine the present value of the lease payments.

In its normal course of business, the Company may lease equipment and office space.  Lease terms predominantly range from one year to ten years and may include options to extend the lease, terminate the lease, or purchase the underlying asset at the end of the lease.

Certain lease agreements may include rental payments based on an index or are adjusted periodically for inflation.  When the Company has lease agreements that contain lease and non-lease components, these components are accounted for as a single lease component.

**CITIZENS JMP SECURITIES, LLC**
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(Amounts in thousands)

The Company evaluates right-of-use assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

The Company has four operating leases for office space with a weighted average remaining lease term of three years and a weighted average discount rate of 2.58%. Three of the four leases have options that if exercised, would extend the terms to between 2030 and 2038.

During the year ended December 31, 2024, the Company entered into one new operating lease and recognized operating lease right-of-use asset and operating lease liability totaling $2,255.

At December 31, 2024, lease liabilities maturing under non-cancelable operating leases are presented below for the years ended December 31:

| | | |
|---|---|---:|
| 2025 | $ | 2,243 |
| 2026 | | 1,864 |
| 2027 | | 1,161 |
| 2028 | | 764 |
| Total lease payments | | 6,032 |
| Less: interest | | (219) |
| Total lease liability | $ | 5,813 |

## 7. ACCRUED INCENTIVE COMPENSATION

The Company maintains an annual bonus plan which involves the award of cash to certain individuals of the Company.

As of December 31, 2024, the total accrued amounts under each of the incentive compensation plans are as follows:

| | | |
|---|---|---:|
| Annual bonus plan | $ | 43,314 |
| Accrued incentive plan | | 332 |
| Total | $ | 43,646 |

The amounts are included in the Statement of Financial Condition, in the accrued incentive compensation line.

## 8. SHARE-BASED COMPENSATION

Share-based compensation awards include restricted share units ("RSUs") and options held by the Company's employees in respect of shares of common stock of the Parent, par value $0.01 per share. A RSU is the right to receive shares of CFG stock on a future date, which may be subject to time-based vesting conditions. Time-based restricted stock units granted generally become vested ratably over a three-year period.

**CITIZENS JMP SECURITIES, LLC**
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(Amounts in thousands)

The following table presents the activity related to the Company's incentive compensation from CFG share-based awards for the year ended December 31, 2024:

| | CFG Share Awards | Weighted Average - Grant Price |
|---|---|---|
| Outstanding, January 1, 2024 | 503,106 $ | 43.88 |
| | | |
| Transferred In | 2,865 | 43.68 |
| Transferred Out | (52,695) | 44.67 |
| Granted | 396,337 | 31.61 |
| Vested and distributed | (207,077) | 43.84 |
| Forfeitures | (16,398) | 35.29 |
| | | |
| Outstanding, December 31, 2024 | 626,138 $ | 36.29 |

## 9. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to $250, or the market maker minimum requirement if applicable. As of December 31, 2024, the Company had net capital of $152,877, which was in excess of the required net capital of $1,000 by $151,877 .

## 10. INCOME TAXES

The Company, along with other Affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. The Company also files in a number of state jurisdictions on a stand alone basis. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision (benefit) with the Affiliates by agreement through intercompany accounts. As December 31, 2024, the Company's income taxes payable to the Affiliates were approximately $5,585 and a receivable related to state stand alone filings of approximately $531.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

**CITIZENS JMP SECURITIES, LLC**
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(Amounts in thousands)

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2024, are as follows:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Deferred compensation | $ | 1,986 |
| Accrued expenses | | 976 |
| Depreciation | | 375 |
| Deferred revenue | | 220 |
| State net operating loss carryforwards | | 3 |
| Total deferred tax assets | | 3,560 |
| | | |
| Deferred tax liabilities: | | |
| Intangibles | | 2,334 |
| Prepaid expenses | | 121 |
| Total deferred tax liabilities | | 2,455 |
| | | |
| Deferred taxes, net | $ | 1,105 |

There was no change in valuation allowance from December 31, 2023 to December 31, 2024.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service ("IRS") and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2021. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2024.

11.  **FAIR VALUE MEASUREMENTS**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Company categorizes assets and liabilities carried at fair value on its Statement of Financial Condition based on a three-level hierarchy.

• *Level 1* - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities;

• *Level 2* - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; and other inputs that are observable or can be corroborated by market data for substantially the full term of the asset or liability; and

• *Level 3* - Unobservable inputs to the valuation methodology that are supported by little or no market information and are significant to the fair value measurement.

Asset and liability categorizations within the valuation hierarchy are based upon the lowest level of input that is significant to the fair value measurement. The valuation techniques used to measure the Company's assets and liabilities at fair value depend upon the specific nature of the asset and liability. To

**(Amounts in thousands)**

the extent that certain financial instruments trade infrequently or are non-marketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, and other factors generally pertinent to the valuation of financial instruments.

The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the Statement of Financial Condition on a recurring basis at December 31, 2024:

Level 1: *U.S. Treasury obligations:* U.S Treasury obligations are measured based on quoted prices for identical instruments in active markets.

Level 2: *Corporate bonds:* Debt obligations of domestic corporations are valued using quoted prices for similar assets and liabilities in active markets.

Level 3: *Business acquisitions consideration payable*: The carrying amount of the future amount payable relating to business acquisitions approximates fair value. Payables are valued using a discounted cash flows method using a market-based discount rate that includes a risk-free rate plus an equity risk premium.

The following table presents the estimated fair value for assets and liabilities recorded at fair value on a recurring basis in the Statement of Financial Condition under the caption indicated:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Cash equivalents, at fair value: | | | | |
| U.S. Treasury obligations | $ 39,880 | $ — | $ — | $ 39,880 |
| Investment securities, at fair value: | | | | |
| Corporate bonds | — | 12,963 | — | 12,963 |
| Total assets | $ 39,880 | $ 12,963 | $ — | $ 52,843 |
| **Liabilities:** | | | | |
| Accrued expenses and other liabilities: | | | | |
| Business acquisitions payable | $ — | $ — | $ 23,419 | $ 23,419 |
| Investment securities sold but not yet purchased, at fair value: | | | | |
| Corporate bonds | — | 414 | — | 414 |
| Total liabilities | $ — | $ 414 | $ 23,419 | $ 23,833 |

For the Company's financial assets and liabilities not measured at fair value, the carrying values reported in the Statement of Financial Condition approximate fair value.

## 12. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

The Company, from time to time, is involved in litigation or other proceedings related to various claims. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows. Legal reserves are established when it is probable that a liability has been incurred at the date of the financial statement and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims against the Company. The Company expects the risk of loss to be remote.

## 13. BUSINESS OPERATING SEGMENTS

The Company is engaged in a single line of business as an introducing broker-dealer, offering equity research, institutional brokerage, and various investment banking and advisory services. The Company has identified the Head of Capital Markets & Advisory as its Chief Operating Decision Maker ("CODM"), who has final authority over resource allocation decisions and performance assessment. The Company's operations constitute a single business operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The CODM utilizes net income to evaluate the results of the business, primarily in the monthly forecasting process, and to assess the performance of CJMPS. The CODM additionally utilizes excess net capital, which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

As a single business operating segment, all revenues and significant expense items are outlined in the Statement of Operations. Explanations of the nature of these revenues and expenses can be found in the footnotes. The CODM does not receive financial information that is more disaggregated than the financial statements contained within this report. Assets provided to the CODM are consistent with those reported on the Statement of Financial Condition.

## 14. SUBSEQUENT EVENTS

Based on the Company's evaluation, there are no further events that have occurred subsequent to December 31, 2024 through February 20, 2025 that would require disclosure or adjustment in the financial statements.